

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Marc Thompson
Chief Financial Officer
EverCommerce Inc.
3601 Walnut Street, Suite 400
Denver, Colorado 80205

> **Re: EverCommerce Inc.**
> **Registration Statement on Form S-1**
> **Filed May 28, 2021**
> **File No. 333-256641**

Dear Mr. Thompson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2021 letter.

Form S-1 filed May 28, 2021

Summary Consolidated Financial and Operating Data, page 14

1. We note that the weighted-average common shares used in your pro forma per share calculations has been adjusted for the 571,474 restricted stock awards that vested in connection with the Series C preferred stock financing. Please tell us the amount of compensation expenses that was recorded upon such vesting and tell us your consideration to include an adjustment for such expense in the numerator for your pro forma per share calculations. Also, please clarify why the number of vested shares noted here differs from the 553,341 shares as disclosed in your subsequent event footnote disclosures.

2. We note you revised the reconciliation of adjusted gross profit in response to prior comment 5. However, you continue to present adjusted gross profit without providing the comparable GAAP measure with equal or greater prominence specifically on page 16 and page 63. Please revise. Refer to Question 102.10 of the non-GAAP C&DIs.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2019 and 2020, page 77

3. We note your revised disclosures in response to prior comment 8. Please further revise here to separate the $137.6 million impact from acquisitions on fiscal 2020 revenues between the acquisitions closed in each of 2019 and 2020.

Interim Consolidated Financial Statements
Note 11. Stock-Based Compensation, page F-62

4. We note your response to prior comment 25 in your May 10, 2021 letter. Please provide us with a breakdown of any additional equity awards granted since March 31, 2021 and include the fair value of the underlying common stock used to value such awards. Also, provide us with the estimated IPO price range and explain the reasons for any significant differences between the mid-point of the price range and your recent grants, including all grants made during fiscal 2021.

General

5. We note that you highlight annual revenue, revenue CAGR and adjusted EBITDA in your graphic disclosures while presenting net loss information in a footnote disclosure. Please revise to provide a more balanced presentation of the company's financial health by presenting net loss information with equal prominence to your other measures. Also, revise to present the most comparable GAAP measure to adjusted EBITDA with equal or greater prominence. Refer to Securities Act Forms C&DI 101.02 and Question 102.10 of the non-GAAP C&DIs.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin J. Cohen